Trading Symbol: EZM – TSX, AMEX

NEWS RELEASE

July 4, 2006	Release 20-06

EUROZINC ANNOUNCES ZINC PRODUCTION AT NEVES-CORVO

EuroZinc Mining Corporation is pleased to announce the startup of its zinc production plant at the company’s Neves-Corvo mine in Portugal, as planned, on July 3rd. Underground mining operations in the zinc zone were initiated earlier in the year and stockpiles of ore for mill feed were accumulated both underground and on surface in anticipation of the plant startup and as the production levels of zinc ore were ramped up.

The zinc plant, retrofitted from the original tin plant, is planned to process zinc ore at an annual rate of 350,000 tonnes, which equates to 55 million pounds (25,000 tonnes) of contained zinc metal in concentrate. On this basis we expect to produce approximately 27 million pounds (12,500 tonnes) of zinc metal in 2006, which will be sold at spot market prices. Neves-Corvo thus becomes the only zinc producer in the Iberian Peninsula at the present time.

Chief Operating Officer, João Carrêlo, commented that, “This is a very significant milestone in the seventeen year operating history of the Neves-Corvo mine. Over and above the exploitation and further development of our considerable copper reserves, we are now in a position to produce from our extensive zinc resources, which should enable us to also produce a lead/silver concentrate. The second phase of the zinc project contemplates increasing plant annual throughput in the near future to 650,000 tonnes and raising annual contained zinc metal production to approximately 110 million pounds (50,000 tonnes).”

C. K. Benner, Vice Chairman and CEO added; “The current and contemplated increase in zinc production at Neves-Corvo, combined with achieving full capacity at the Aljustrel mine by mid 2008, would bring our annual production of contained zinc metal to approximately 300 million pounds. On a consolidated annual basis, by 2008 we estimate to be producing approximately half a billion pounds of contained copper and zinc or approximately 650,000 tonnes of concentrate. This would make EuroZinc a significant concentrate producer on a global scale”.

EuroZinc is a Canadian based company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. In addition to the Neves-Corvo mine the company also owns the Aljustrel mine in Portugal, which is expected to start zinc, lead and silver production by the second half of 2007.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman & CEO	Executive Vice President Corporate Affairs	Investor Relations Manager
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX and AMEX have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release. Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Portugal will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com